

Mail Stop 3561

November 4, 2008

Mr. W. Randall Fowler
Principal Financial Officer
Enterprise GP Holdings L.P.
1100 Louisiana, 10th Floor
Houston, TX 77002

> **Re:** **Enterprise GP Holdings L.P.**
> **Form 10-K for the Fiscal Year Ended December 31 2007**
> **Filed February 29, 2008**
> **File No. 1-32610**

Dear Mr. Fowler:

We have reviewed your response letter filed on September 11, 2008 to our comment letter dated August 29, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements for the Year Ended December 31, 2007

Note 1. Partnership Organization and Basis of Presentation, page 92

1. We have reviewed your response to comments 3 and 5 in our letter dated August 29, 2008. We read on page 94 of your Form 10-K that the economic benefit of the TEPPCO IDRs for periods <u>prior</u> to December 2006 equals the post-December 2006 maximum IDR threshold of 25% plus the incremental amount of benefit that would have been received from the 4.4 million TEPPCO common units that you acquired with the TEPPCO GP units in May 2007. Based on your 10-K disclosures and your response to our prior comment, it appears that your recast consolidated financial statements reflect IDR payments at the current 25% maximum threshold for all periods presented rather than reflecting IDR payments at the amounts that were actually paid in the prior years, and it appears that the difference between the actual

IDR payments and the current 25% maximum threshold has been treated as though it were cash distributions made to common unitholders for all periods. If our understanding is correct, it remains unclear to us why your recast historical financial statements would not reflect 100% of the actual historical IDR payments made by TEPPCO to DFI and DFIGP as reductions to your equity. Please tell us how this accounting is consistent with accounting for pooling of interests, as it is unclear to us that pooling of interests accounting would permit you to retroactively restate prior years as though the December 2006 amendment had always been in effect and as though the IDR maximum threshold had always been 25% rather than combining the historical financial statements of Enterprise and TEPPCO such that the December 2006 amendment would not impact the financial statements prior to December 2006, and tell us the specific accounting guidance that you are relying upon in your accounting for these IDR payments prior to December 2006. Alternatively, if our understanding is not correct, please explain this matter to us in more detail, and tell us why the cash distributions to former owners of TEPPCO GP interests reflected in your financial statements do not agree to the IDR payments made to GP unitholders seen in TEPPCO's stand-alone financial statements, as we assume these IDR payment amounts should be the same.

2.   We note from your response to comment 3 in our letter dated August 29, 2008 that DFI and DFIGP reduced the amount of the IDR intangible asset and recorded an offsetting increase to goodwill related to TEPPCO at the time of the December 2006 amendment to TEPPCO's IDR agreement. Please explain to us in more detail why DFI and DFIGP, and as a result of using accounting similar to a pooling of interests, why you, increased goodwill by an offsetting amount when the top IDR payment tier was eliminated in exchange for additional TEPPCO common units, including telling us the accounting guidance you are relying upon. Additionally, similar to comment 1 above, explain to us your basis in GAAP for reflecting this change to goodwill for all periods presented, since you appear to have retroactively restated prior years as though the current 25% maximum IDR threshold were in existence at the time that DFI and DFIGP originally acquired TEPPCO's GP units and the related IDRs.

Note 14. Intangible Assets and Goodwill, page 145

3.   We have reviewed your response to comment 10 in our letter dated August 29, 2008. As an indeterminable life is not the equivalent of an indefinite life, please provide us with additional information regarding how you determined the IDR intangible assets have indefinite lives. In particular, since TEPPCO and ETP cannot guarantee that they will have sufficient available cash to pay a specific level of cash distributions to their unitholders and available cash is dependent on numerous factors, such as debt service requirements, capital expenditures, acquisitions, product costs, prices, and volumes, the level of competition,

fluctuations in working capital needs, weather, the ability to access capital markets, and cash reserves established by the general partner, please tell us in further detail how you determined that there is no foreseeable limit to the period over which these assets are expected to contribute to your cash flows and how you considered these risks when calculating the fair value of this asset. In supporting your conclusion, provide us with additional information regarding your application of the income approach in determining the fair value of the IDRs. Explain the specific assumptions used in your valuation, such as the discount rates, growth rates, and forecasted periods, discuss how they were determined and clarify how you concluded that TEPPCO and ETP will continue to pay incentive cash distributions for the foreseeable future at amounts at least equal to current distributions. Please ensure you discuss the propriety of using a perpetual growth model in estimating terminal value, which, we assume, estimates that cash flows beyond the terminal year will grow at a constant rate forever. Also, tell us if you utilized a valuation firm in determining the fair value of the IDRs. Finally, please provide us with a detailed explanation of how you determine and measure impairment for the IDR intangible assets.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief